UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒    No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated January 18, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: January 18, 2011		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated January 18, 2011

Exhibit 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

BIRKS & MAYORS INC. REPORTS AN 8% INCREASE IN HOLIDAY SALES

Montreal, Quebec – (January 18, 2011) – Birks & Mayors Inc. (AMEX: BMJ) (the “Company”) announced today that net sales during the fiscal 2011 holiday season (for the period from October 31, 2010 through December 25, 2010) increased by 8% to $75.5 million compared to net sales of $69.7 million during last year’s holiday season (for the period from November 1, 2009 through December 26, 2009). The $5.6 million increase in net sales was driven by an increase in comparable store sales, $1.9 million of higher sales related to translating the sales of the Company’s Canadian operations into U.S. dollars with a relatively stronger Canadian dollar and $1.1 million of sales from two new stores, net of the closure of four stores. Comparable store sales during the holiday season (which include stores open in the same period in both the current and prior year and at constant exchange rates) increased by 4% compared to last year’s holiday season sales with comparable store sales in Canada increasing by 7% and U.S. comparable store sales growing by 2%. The stronger Canadian sales results reflect an increase in sales transactions primarily related to an increase in store traffic while the increase in the U.S. reflects a higher average sales transaction.

Thomas A. Andruskevich, President and Chief Executive Officer commented, “We are pleased by the increase in sales in our Canadian market and are encouraged by the sales growth in the U.S., especially in December. As we enter our final fiscal quarter, we will continue to focus on generating increases in sales and gross profit while continuing to diligently control expenses, manage the level and productivity of our inventory and limit capital expenditures. In addition, we will continue focusing on our core values of providing superior customer service and maintaining strong client relationships.”

About Birks & Mayors Inc.

Birks & Mayors is a leading operator of 68 luxury jewelry stores in the United States and Canada. The Company operates 33 stores under the Birks brand in most major markets in Canada and 29 stores under the Mayors brand in Florida and Georgia, two retail locations in Calgary and Vancouver under the Brinkhaus brand, one retail location in Orlando under the Rolex brand as well as three temporary retail locations in Florida and Tennessee under the Jan Bell brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the ability to increase sales and gross profits, control expenses, manage the level and productivity of its inventory, limit capital expenditures and the expectation that it will focus its attention on providing its customers with superior service and maintaining strong client relationships.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) Economic, political and market conditions, including the recent global economic and financial crisis, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 12, 2010 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.